        Filed by Visual Data Corporation (Commission File No. 000-22849)

                Pursuant to Rule 425 under Securities Act of 1933
                 and Deemed Filed Pursuant to Rule 14a-12 of the
                       Securities and Exchange Act of 1934

                 On September 12, 2001, Visual Data Corporation

                              FOR IMMEDIATE RELEASE

For more information, contact:
Barry A. Rothman
Visual Data Corporation
954-917-6655
brothman@vdat.com

                      VISUAL DATA POSTPONES CONFERENCE CALL

Pompano Beach, FL, September 12, 2001 -- Visual Data Corporation (NASDAQ: VDAT), a media company specializing in the production and distribution of video and audio for broadband, narrowband and wireless applications, today announced that in light of the tragic events yesterday in New York City and Washington D.C., it has indefinitely postponed the conference call planned for this afternoon at 4:15 PM (EDT) to discuss its recent signing of a merger agreement with RMS Networks, Inc. The Company plans to reschedule the conference call at a more appropriate later date.

About Visual Data Corporation

Visual Data Corporation is a leading full service broadband media company that enables businesses to market their products through various channels including print, television and the Internet. Visual Data's extensive video libraries and media offerings (http://www.vdat.com) cover a wide range of topics, including travel, golf, leisure activities, medicine and healthcare and business, corporate and financial information.

INFORMATION TO BE DISCUSSED DURING THE CONFERENCE CALL IS NOT A SUBSTITUTE FOR THE PROXY STATEMENT/PROSPECTUS THAT VISUAL DATA WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THAT DOCUMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. THE PROXY STATEMENT/PROSPECTUS AND OTHER IMPORTANT DOCUMENTS TO BE FILED BY VISUAL DATA WILL BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEB SITE (www.sec.gov) AND FROM VISUAL DATA. VISUAL DATA, ITS DIRECTORS, AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. INFORMATION CONCERNING VISUAL DATA'S DIRECTORS AND EXECUTIVE OFFICERS CAN BE FOUND IN THE DOCUMENTS FILED BY VISUAL DATA WITH THE SEC. CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF VISUAL DATA MAY HAVE DIRECT OR INDIRECT INTERESTS IN THE MERGER. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS.

CERTAIN STATEMENTS TO BE MADE DURING THE CONFERENCE AND ELSEWHERE BY VISUAL DATA ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH INFORMATION INCLUDES, WITHOUT LIMITATION, THE BUSINESS OUTLOOK, ASSESSMENT OF MARKET CONDITIONS, ANTICIPATED FINANCIAL AND OPERATING RESULTS, STRATEGIES, FUTURE PLANS, CONTINGENCIES AND CONTEMPLATED TRANSACTIONS OF THE COMPANY. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE OR CONTRIBUTE TO ACTUAL RESULTS OF COMPANY OPERATIONS, OR THE PERFORMANCE OR

ACHIEVEMENTS OF THE COMPANY, OR INDUSTRY RESULTS, TO DIFFER MATERIALLY FROM THOSE EXPRESSED, OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. IN ADDITION TO ANY SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS DISCUSSED ELSEWHERE HEREIN, RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE OR CONTRIBUTE TO ACTUAL RESULTS DIFFERING MATERIALLY FROM THOSE EXPRESSED OR IMPLIED FOR THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, EVENTS OR CIRCUMSTANCES WHICH AFFECT THE ABILITY OF VISUAL DATA TO COMPLETE THE PROPOSED MERGER WITH RMS; IF THE MERGER WITH RMS IS COMPLETED, EVENTS OR CIRCUMSTANCES WHICH AFFECT THE ABILITY OF VISUAL DATA AND RMS TO INTEGRATE SUCCESSFULLY AND ACHIEVE THE ANTICIPATED BENEFITS OF THE TRANSACTION; THE ABILITY OF VISUAL DATA TO OBTAIN SUFFICIENT FINANCING; THE ABILITY OF VISUAL DATA AND RMS TO OPERATE PROFITABLY GIVEN EACH'S HISTORY OF OPERATING LOSSES; COMPETITIVE PRICING FOR EACH COMPANY'S PRODUCTS; FLUCTUATIONS IN DEMAND; CHANGES TO ECONOMIC GROWTH IN THE U.S. ECONOMY; GOVERNMENT POLICIES AND REGULATIONS, INCLUDING, BUT NOT LIMITED TO THOSE AFFECTING THE INTERNET; DILUTION TO SHAREHOLDERS CAUSED BY THE INITIAL ISSUANCE OF STOCK IN THE MERGER WITH RMS AND THE ABILITY OF RMS TO ACHIEVE CERTAIN GOALS WHICH GOVERN THE ISSUANCE OF THE ADDITIONAL SHARES TO BE EARNED BY SHAREHOLDERS OF RMS. VISUAL DATA UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. INVESTORS ARE URGED, HOWEVER, TO CONSULT ANY FURTHER DISCLOSURES MADE ON RELATED SUBJECTS IN REPORTS FILED WITH THE SEC.



                                      # # #



                                        2